FX ENERGY, INC.

AMENDMENT TO ARTICLES OF INCORPORATION REVISING AND RESTATING

DESIGNATION OF RIGHTS, PRIVILEGES, AND PREFERENCES OF

SERIES A PREFERRED STOCK

Pursuant to the provisions of the Nevada Revised Statutes, Sections 78.195 and 78.1955, of the corporation laws of the state of Nevada, FX Energy, Inc. (the “Corporation”) hereby adopts the following Amendment to Articles of Incorporation Revising and Restating Designation of Rights, Privileges, and Preferences of Series A Preferred Stock (the “Designation”), which such designation shall revise, restate, and supersede that certain Amendment to Articles of Incorporation Designating Rights, Privileges, and Preferences of Series “A” Preferred Stock filed with the Nevada Secretary of State on April 14, 1997:

FIRST:	The name of the Corporation is FX Energy, Inc.

SECOND:

The following resolution amending the articles of incorporation establishing a series of preferred stock designated as the “Series A Participating Preferred Stock” consisting of 1,000,000 shares, par value $0.001, was duly approved by the board of directors of the Corporation on April 4, 2007, in accordance with the articles of incorporation of the Corporation and the corporation laws of the state of Nevada:

RESOLVED, there is hereby created a series of preferred stock of the Corporation to be designated as the “Series A Participating Preferred Stock” consisting of 1,000,000 shares, par value $0.001, with the following powers, preferences, rights, qualifications, limitations, and restrictions:

1.	Liquidation.

1.01        In the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Corporation, the holders of the Series A Participating Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus, or earnings, an amount in cash equal to all unpaid dividends, whether or not previously declared, accrued thereon to the date of final distribution subject to the priority distribution required respecting any issued and outstanding shares of any series of preferred stock authorized prior to the date hereof plus an amount per share equal to 100 times the aggregate amount to be distributed per share to the holders of shares of common stock of the Corporation. No distribution shall be made on any common stock or other subsequent series of preferred stock of the Corporation by reason of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Corporation unless each holder of any Series A Participating Preferred Stock shall have received all amounts to which such holder shall be entitled under this Section 1.01.

1.02        If on any liquidation (whether complete or partial), dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to holders of Series A Participating Preferred Stock shall be insufficient to pay the holders of outstanding Series A Participating Preferred Stock the full amounts to which they otherwise would be entitled under Section 1.01, the assets of the Corporation available for distribution to holders of Series A Participating Preferred Stock shall be distributed to them pro rata on the basis of the number of shares of Series A Participating Preferred Stock held by each such holder.

2.           Voting Rights. The Series A Participating Preferred Stock shall be voted with the common stock as a single class and shall not be entitled to vote as a separate class, except to the extent that the consent of the holders of the Series A Participating Preferred Stock, voting as a class, is specifically required by the provisions of the corporation laws of the state of Nevada, as now existing or as hereafter amended. Each holder of Series A Participating Preferred Stock shall be entitled to 100 votes for each share of such stock held on all matters submitted to a vote of the stockholders of the Corporation.

3.	Dividends.

3.01        The Corporation shall pay to the holders of the Series A Participating Preferred Stock out of the assets of the Corporation at any time available for the payment of dividends at the times and in the amounts provided for in this Section 3.

3.02        Subject to the rights of the holders of any shares of any series of preferred stock (or any similar stock) ranking prior and superior to the Series A Participating Preferred Stock with respect to dividends, the holders of the shares of Series A Participating Preferred Stock shall be entitled to receive, in preference to the holders of common stock and any other junior stock, dividends payable on the dates on which a dividend or distribution on the common stock is payable (other than a dividend payable in common stock), commencing on the first date on which such a dividend is payable after the first issuance of a share or fraction of a share of Series A Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount (payable in kind) of all noncash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock, by reclassification or otherwise) declared on the common stock since the immediately preceding dividend payment date on the common stock, or, if later, the first issuance of any share or fraction of a share of Series A Participating Preferred Stock.

3.03        Any payment of dividends declared and due under this Section 3 with respect to any shares of Series A Participating Preferred Stock shall be made by means of a check drawn on funds immediately available for the payment thereof to the order of the record holder of such share at the address for such record holder shown on the stock records maintained by or for the Corporation, which check shall be mailed by United States first class mail, postage prepaid. Any such payment shall be deemed to have been paid by the Corporation on the date that such payment is deposited in the United States mail as provided above; provided, that in the event the check or other medium by which any payment shall be made shall prove not to be immediately collectible on the date of payment, such payment shall not be deemed to have been made until cash in the amount of such payment shall actually be received by the person entitled to receive such payment.

3.04        Registration of transfer of any share of Series A Participating Preferred Stock on the stock records maintained by or for the Corporation to a person other than the transferor shall constitute a transfer of any right that the transferor may have had to receive any accrued but unpaid dividends as of the date of transfer, whether declared or undeclared, and the Corporation shall have no further obligation to the transferor with respect to such accrued and unpaid dividends. Any shares of Series A Participating Preferred Stock represented by a new certificate issued to a new holder shall continue to accrue dividends as provided in this Section 3.

4.	Certain Restrictions.

4.01        Whenever any dividends or other distributions payable on the Series A Participating Preferred Stock as provided herein are in arrears, until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(a)          declare or pay dividends on or make any other distributions on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution, or winding up) to the Series A Participating Preferred Stock;

            (b)          declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution, or winding up) with the Series A Participating Preferred Stock except dividends paid ratably on the Series A Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(c)          redeem, purchase, or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution, or winding up) to the Series A Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase, or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (both as to dividends and upon liquidation, dissolution, or winding up) to the Series A Participating Preferred Stock; or

(d)          redeem, purchase, or otherwise acquire for consideration shares of Series A Participating Preferred Stock or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution, or winding up) with the Series A Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the board of directors) to all holders of Series A Participating Preferred Stock and other such shares (if any) upon such terms as the board of directors, after consideration of the respective annual preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

5.           Redemption. The Corporation shall not have the right to redeem shares of Series A Participating Preferred Stock.

6.	Additional Provisions.

6.01        No change in the provisions of the Series A Participating Preferred Stock set forth in this Designation affecting any interests of the holders of any shares of Series A Participating Preferred Stock shall be binding or effective unless such change shall have been approved or consented to by the holders of a majority of the Series A Participating Preferred Stock in the manner provided in the corporation laws of the state of Nevada, as the same may be amended from time to time.

6.02        A share of Series A Participating Preferred Stock shall be transferable only on the books of the Corporation maintained at its principal office, on delivery thereof duly endorsed by the holder or by its duly authorized attorney or representative or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, the original letter of attorney, duly approved, or an official copy thereof, duly certified, shall be deposited and remain with the Corporation. In case of transfer by executors, administrators, guardians, or other legal representatives, duly authenticated evidence of their authority shall be produced and may be required to be deposited and remain with the Corporation in its discretion. On any registration or transfer, the Corporation shall deliver a new certificate representing the share of Series A Participating Preferred Stock so transferred to the person entitled thereto.

6.03        Any notice required or permitted to be given to the holders of the Series A Participating Preferred Stock under this Designation shall be deemed to have been duly given if mailed by first class mail, postage prepaid, to such holders at their respective addresses appearing on the stock records maintained by or for the Corporation and shall be deemed to have been given as of the date deposited in the United States mail.

THIRD:	This amendment was duly adopted by the board of directors without stockholder action, and stockholder action was not required.

FOURTH:	This amendment does not alter the preferences, limitations, or relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares.

            IN WITNESS WHEREOF, the foregoing Amendment to Articles of Incorporation Designating Rights, Privileges, and Preferences of Series A Participating Preferred Stock of the Corporation has been executed this 4th day of April, 2007, by the undersigned, who affirms and acknowledges, under penalties of perjury, that the foregoing is the undersigned’s act and deed and that the facts stated herein are true.

ATTEST:		FX ENERGY, INC.

By:	/s/ Scott J. Duncan	By:	/s/ David N. Pierce
	Scott J. Duncan, Secretary		David N. Pierce, President

STATE OF UTAH	)
	:	ss
COUNTY OF SALT LAKE	)

On April 4, 2007, before me, the undersigned, a notary public in and for the above county and state, personally appeared David N. Pierce and Scott J. Duncan, who being by me duly sworn, did state, each for themselves, that he, David N. Pierce, is the president, and that he, Scott J. Duncan, is the secretary, of FX Energy, Inc., a Nevada corporation, and that the foregoing Designation of Rights, Privileges, and Preferences of Series A Participating Preferred Stock of FX Energy, Inc., was signed on behalf of such corporation by authority of a resolution of its board of directors, and that the statements contained therein are true.

WITNESS MY HAND AND OFFICIAL SEAL.

/s/
NOTARY PUBLIC